Exhibit 107.1

	Security Type	Security Class Title	Fee Calculation or Carry Forward Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee	Carry Forward Form Type	Carry Forward File Number	Carry Forward Initial effective date	Filing Fee Previously Paid In Connection with Unsold Securities to be Carried Forward

Newly Registered Securities

Fees to Be Paid	Debt	4.600% Senior Notes due 2029	457(r)	$500,000,000	99.903%	499,515,000	.00014760	$73,728.41

	Debt	4.900% Senior Notes due 2034	457(r)	$850,000,000	99.918%	849,303,000	.00014760	$125,357.12

	Debt	5.200% Senior Notes due 2054	457(r)	$1,150,000,000	99.614%	1,145,561,000	.00014760	$169,084.80

Fees Previously Paid	—	—	—	—	—	—		—

Carry Forward Securities

Carry Forward Securities	—	—	—	—		—			—	—	—	—

	Total Offering Amounts					2,494,379,000		$368,170.34

	Total Fees Previously Paid							—

	Total Fee Offsets							—

	Net Fee Due							$368,170.34